November 12, 2008

Mr. Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, DC 20549

Re:          Sovereign Exploration Associates International, Inc.
File No. 333-29903

Dear Mr. Mew:

This letter is in response to the letter of the Securities & Exchange Commission (the “Commission”) dated November 7, 2008 regarding filings of Sovereign Exploration Associates International, Inc. (the “Company”).  Specifically, the Company is responding to questions regarding the Form 8-K filed on November 6, 2008.

Form 8-K filed November 6, 2008

1.	The statement that the SEC informed the Company that the financial statements should not be relied upon is not accurate has been removed in the 8-K/A that was filed on November 12, 2008.

2.
On August 27, 2008, the Chief Executive Officer and the Board of Directors concluded that the previously issued statements for the fiscal years ended June 30, 2007 and 2006 along with each of the statements set forth in the quarterly filings for September 2006, December 2006, March 2007, September 2007, December 2007 and March 2008, should no longer be relied upon because of the change in reporting status from that of a business development company under the 1940 Act to an operating company under the 1934 Act along with certain corrections of errors, which have been addressed pursuant to requirements of SFAS no. 154.

3.
A detailed description of the nature of the restatements including the distinction between the corrections of the errors and the change in reporting status are included in the 8-K/A that was filed on November 12, 2008.

4.	The Chief Executive Officer of the Company along with the Board of Directors discussed these restatement matters with the Company’s auditors.

5.	The restated audited consolidated financial statements for the fiscal year ended June 30, 2007 will be filed immediately following the filing of the 8-K/A that was filed on November 12, 2008.

The Company acknowledges that the Company is responsible for the adequacy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any further questions, or the Commission requires any additional information, I can be contacted on 215-968-0200.

Respectfully submitted,

/s/ Robert D. Baca
President & Chief Executive Officer
Sovereign Exploration Associates International, Inc.
November 12, 2008